Mol Rt.

MOL Group 2008 second quarter and first half year preliminary results

Investor Relations

MOL

CONTINUED STRONG RESULTS IN SECOND QUARTER OF 2008

MOL Hungarian Oil and Gas Plc. (Reuters: MOLB.BU, MOLBq.L, Bloomberg: MOL HB, MOL LI; homepage: www.mol.hu), today announced its 2008 second quarter and first six months preliminary results. This report contains consolidated, unaudited financial statements for the period ended 30 June 2008 as prepared by the management in accordance with International Financial Reporting Standards (IFRS).

MOL Group financial results

(IFRS), in HUF billion	Q2 2007	Q2 2008	Ch %	H1 2007	H1 2008	Ch %
Net sales revenues	606.6	920.5	52	1,122.4	1,706.6	52
EBITDA[4]	123.6	123.2	-	232.8	224.9	(3)
Operating profit [4]	91.5	89.1	(3)	166.6	156.4	(6)
Operating profit excl. special items[2] [4]	**91.1**	**82.7**	**(9)**	**152.3**	**150.0**	**(2)**
Net financial expenses/(gain)	34.8	(37.5)	n.a.	33.2	(38.9)	n.a.
Net income	26.9	114.7	326	86.4	179.7	108
Net income excl. special items[2]	**26.5**	**109.6**	**314**	**72.0**	**174.6**	**142**
Net income excl. special items & Magnolia impact [3]	63.8	107.1	68	108.8	166.4	53
Operating cash flow	102.7	98.2	(4)	150.9	56.5	(63)
Basic EPS, HUF	292	1,271	335	936	2,086	123
Basic EPS excl. special items & Magnolia impact [3], HUF	692	1,187	72	1,179	1,932	64

(IFRS), in USD million[1]	Q2 2007	Q2 2008	Ch %	H1 2007	H1 2008	Ch %
Net sales revenues	3,291.1	5,803.7	76	5,954.3	10,280.7	73
EBITDA [4]	670.5	777.1	16	1,234.8	1,354.6	10
Operating profit [4]	496.7	561.7	13	884.0	942.1	7
Operating profit excl. special items [2] [4]	**494.2**	**521.4**	**5**	**807.9**	**903.6**	**12**
Net financial expenses/(gain)	189.0	(236.7)	n.a.	176.4	(234.0)	n.a.
Net income	146.1	723.0	395	458.3	1,082.4	136
Net income excl. special items [2]	**143.7**	**690.8**	**381**	**382.2**	**1,051.6**	**175**
Net income excl. special items & Magnolia impact [3]	346.3	675.5	95	577.4	1,002.4	74
Operating cash flow	557.2	619.2	11	800.5	356.2	(55)
Basic EPS, USD	1.6	8.0	406	5.0	12.6	153
Basic EPS excl. special items & Magnolia impact [3], USD	3.8	7.5	99	6.3	11.6	86

[1] In converting HUF financial data into USD, the following average NBH rates were used: for Q2 2007: 184.3 HUF/USD, for H1 2007: 188.5 HUF/USD, for Q2 2008: 158.6 HUF/USD, for H1 2008: 166.0 HUF/USD.

[2] Operating profit excludes the one-off gain on the acquisition of TVK shares realised in Q1 and Q2 2007 (HUF 13.9 bn and HUF 0.5 bn, respectively) as well as the receivable for subsequent settlement from E.ON in connection with the gas business sale for the period of H1 2008 (HUF 6.4 bn).

[3] Net income in addition to adjustments detailed in [2] excludes the non-cash fair valuation difference of the conversion option of Magnolia.

[4] Q1 2007 and H1 2007 figures were restated as the Group has changed its accounting policy in 2007 to disclose Hungarian local trade tax and innovation fee as income tax expense as these tax types show the characteristics of income taxes rather than operating expenses. In previous years, local trade tax has been recorded as operating expense.

In H1 2008, MOL continued to see further profit increases with operating profit excluding special items increasing by 12% in USD-terms to USD 904 mn. Both Upstream and Downstream businesses reported strong growth in operating profits, while the Petrochemical segment suffered from extremely weak integrated petrochemical margins. Upstream had a 53% operating profit growth y-o-y (USD-terms) driven by strong crude prices at lower hydrocarbon production. Downstream operating profit grew by 43% y-o-y (USD-terms) benefiting from the profit contribution of IES, which improved further our diesel orientation.

Operating profit excluding special items eroded slightly in HUF-terms by 2% to HUF 150 bn in H1 2008, despite the 10% strengthening HUF versus USD.

Net profit excluding special items increased significantly by 175% in USD-terms to USD 1,052 mn, more than doubling (up 142%) in HUF-terms to HUF 175 bn in H1 2008 y-o-y, due to significant foreign exchange gains. Net income excluding the non-realised fair valuation difference of the conversion option of Magnolia and excluding special items was USD 1,003 mn (up 74% year-on-year) in H1 2008.

- **Exploration & Production** operating profit, excluding non-recurring profit of USD 393 mn from the sale of the Szőreg-1 field in Q1 2008, increased substantially by 53% year-on-year to USD 328 mn in H1 2008. Operating profit in HUF terms (excluding one-off items) saw considerable growth of 34% year-on-year to HUF 54.4 bn, mainly due to the strong crude price environment.
- **Refining & Marketing** operating profit increased by 43% year-on-year to USD 657 mn, (up 26% in HUF-terms to HUF 109.1 bn), due to the strong operating profit contribution of IES, improved diesel yield and higher diesel crack spreads as well as inventory gain in H1 2008.
- The **Petrochemical** segment reported USD 67 mn operating losses in H1 2008 (HUF 11.1 bn losses), as the integrated petrochemical margin deteriorated further and energy costs increased significantly, resulting in USD 87 mn losses for Q2 2008 vs. USD 15 mn operating profit in Q1 2008.
- **Gas Transmission** operating profit remained stable at USD 95 mn in H1 2008 (down 12% in HUF terms to HUF 15.7 bn), mainly due to increased operating costs as a result of higher own gas consumption due to the surplus volumes of transmitted natural gas and higher gas prices.
- **Corporate and other** operating losses of HUF 20.7 bn (excluding HUF 6.4 bn subsequent settlement from E.On in H1 2008 represent a 16% increase year-on year from HUF 17.8 bn operating losses excluding a one-off gain of HUF 14.4 bn on the acquisition of a 42.25% minority interest in TVK in H1 2007.
- **Net financial gain** of HUF 38.9 bn was recorded in H1 2008 (compared to the net financial expense of HUF 33.2 bn in H1 2007), including HUF 20.0 bn interest paid, HUF 7.8 bn interest received, a foreign exchange gain of HUF 53.2 bn and HUF 8.2 bn unrealised fair valuation gain on the conversion option embedded in the capital security (Magnolia Finance Ltd.) as a result of the share price depreciation and increased implied spread.
- **Income tax expense** decreased by HUF 22.9 bn from the previous year to HUF 22.2 bn in H1 2008, primarily as a result of the different accounting treatment of MOL treasury share transactions and options attached to shares held by third parties for IFRS and tax purposes.
- **Capital expenditure** and investments increased to HUF 161.0 bn (USD 970 mn) in H1 2008, compared to the HUF 100.8 bn (USD 534 mn) in H1 2007 as a result of the expansion of Gas business' activities, the international expansion of Refining and Marketing and the more intensive international exploration and production activities.
- **Net debt** at the end of June 2008 was HUF 434.4 bn, while our gearing ratio (net debt divided by the sum of net debt and total equity) decreased from 38.8% in Q1 2008 to 27.3% as a result of the decrease in long term debts and the increase in shareholder's equity, which was influenced by the realisation of the CEZ transaction.

Mr Zsolt Hernádi, Chairman-CEO of MOL commented:

I am pleased to announce that in the second quarter our Downstream and Upstream businesses continued to deliver strong results, demonstrating the consistent quality of our management systems and high efficiency of all key operations. According to independent research from Wood Mackenzie published during the quarter, MOL's Duna and Bratislava refineries again achieved the highest net cash margin in Europe in 2007, maintaining their leading position in the field. In our Upstream business, where we have intensified our international activity, we made discoveries in Kazakhstan and Russia capable of adding to our future oil and gas production.

At a strategic level we have also made encouraging progress with two of our most important partnerships. Following the clearance by the antimonopoly authorities, we have formally established the joint venture with CEZ, focusing on building and operating gas-fired power generation in the region. In addition, we have taken steps to strengthen the strategic cooperation between MOL and INA, and have notified the relevant bodies in Croatia of our intention to launch an unconditional public offer for all of the shares which are not owned by MOL or the Republic of Croatia.

This operational and strategic progress, coupled with the increased level of dividend payment, demonstrate our strong determination to create further value for our investors.

We are pleased that MOL's view has prevailed in a takeover battle with its competitor. Our company remains strongly committed to market competition and plays a pioneering role in enhancing energy security of supply in Central & Eastern Europe. MOL pays the utmost attention to shareholders' interests and we shall carefully consider potential opportunities regarding OMV' current twenty percent holding in MOL.

Overview of the environment

Global economic growth has started to decline from recent highs, with the slowdown most acute in developed countries, primarily in the US. The financial turmoil stemming from the US subprime mortgage problems still lingered, putting pressure on firms' financing, while equity markets also faced further drops. The liquidity crisis, which followed the decline in investors' risk appetite, led to recurring intervention by the central banks while a number of insolvent financial players had to be bailed out.

The US FED rapidly eased its monetary policy, the funds rate reached 2 percent in Q2 2008 and has since remained on hold. Still, there are now serious doubts as to its ability to avoid a recession, as the housing market slump continues, exacerbated by a more wide-spread financial deterioration. The subsequent weakness of the USD resulted again in historic lows in the HUF/USD quarterly average rate.

The eurozone economies have also started to slow on the back of worsening financial conditions, yet inflation pressures have been on the rise, preventing the ECB from interest rate cuts and even inducing a 25 bp increase in early July. Meanwhile, growth in emerging countries remained solid. However, the effect of the recent financial developments and the weaker demand from developed regions on the area is still unclear.

Oil prices rose sharply again, climbing to new records almost each week and even surpassing 140 USD/bbl, on the back of a combination of continued tight supply, a strong demand from emerging countries, and aggressive USD interest rate cuts (the latter was also responsible for the weakening USD). The average Brent price in Q2 2008 was 121.2 USD/bbl, 76% higher than in Q2 2007 and 25% above the Q1 2008 average.

Oil demand was up by 1.3% to an average of 86.2 mn bbl/day in Q2 2008, according to IEA data. Average demand growth remained moderate in the last four quarters, at 1.3%, partly in response to the record prices. Demand forecasts for 2008 (and also 2009) have repeatedly been cut back significantly due to the macroeconomic weakness and effect of record prices in developed countries, while OPEC supply increases remained uncertain and cost inflation still weighed on non-OPEC supply. Despite the expected demand slowdown, prices reached record highs, as low real interest rates gave a financial boost, while the supply conditions have yet to improve (spare capacities are still very low) and demand continued to show resilience in emerging economies.

Refinery margins were still above their historical average as supply/demand dynamics for the sector remained supportive. Middle distillate margins moved to extreme highs, as the diesel market demonstrated unseasonable tightness, but gasoline prices remained under pressure due to a continued weakness in US demand. Diesel crack spread (FOB Rotterdam price on Brent crude, in USD/ton) gained as much as 147%, while gasoline crack spread decreased from a very high base by 39% year-on-year in USD-terms in Q2 2008.

The **average integrated petrochemical margin** decreased by 33% in HUF terms and by 34% in EUR terms in H1 2008 as compared to the levels recorded for H1 2007. The polymer prices did not follow the sharp increase in olefin feedstock prices, which rose to new record levels boosted by unfaltering crude price rise during H1 2008. Polyethylene prices increased by only 2-7% and polypropylene prices rose by a mere 0-2% in average (ICI's lor fd NEW quotations). The average naphtha price (FOB med quoted) was 886 USD/ton (up 53%), the atmospheric gas oil price (CIF med) amounted to 1,026 USD/ton (up 76%).

In Hungary, GDP growth is expected to remain low, despite the relative strength of exports. Both household and government spending decreased in real terms. The 2007 budget deficit was lower than expected and this favourable trend continued in the first half of 2008 as well. The negative effects of the austerity measures are expected to weigh on growth in 2008. Due to continuing inflation threats, the National Bank had to increase its interest rate by another 25bp in Q2. This, combined with the

macroeconomic stabilization and regional currency trends led to a significant appreciation of the HUF against the EUR. Freight road transportation, recently the main driver of growth in diesel demand, increased along with strong exports. Domestic fuel prices moved in line with international markets, the increase partly mitigated by a stronger forint, but were still below the levels seen in 2006 in real terms. Fuel demand continued to grow by 3.4% in H1 2008 year-on-year (0.5% decline for gasoline and 5.7% growth for diesel).

The Slovak economy continued its positive economic development during Q2 2008. In Q2 the Slovak republic got a green light from European authorities to join the Eurozone from 2009, which spurred strong appreciation of the SKK against the EUR. A 17 % stronger new central parity for SKK exchange rate was set. This was chosen to be the final conversion rate for EUR/SKK later in July. Global price tendencies were reflected in the motor fuel price development in Slovakia, albeit strong SKK partially mitigated increases. On the other hand high motor fuel prices are starting to affect domestic demand. Gasoline consumption in previous months stagnated, while diesel consumption growth cooled down to 5% in H1 2008 from previous 8% in H1 2007.

Exploration and Production

Segment IFRS results (in HUF bn)

Q1 2008	Q2 2008	Q2 2007	Ch. %	Exploration & Production	H1 2007	H1 2008	Ch. %
96.4	37.2	30.2	23	EBITDA	57.0	133.5	134
31.1	37.2	30.2	23	*EBITDA excluding Szőreg 1 field disposal*	57.0	68.2	20
89.2	**30.6**	**23.5**	**30**	**Operating profit/(loss)**	**40.6**	**119.8**	**195**
23.9	**30.6**	**23.5**	**30**	***Operating profit/(loss) excluding Szőreg 1 field disposal***	**40.6**	**54.4**	**34**
17.6	13.3	15.9	(16)	CAPEX and investments*	23.3	30.9	32

**Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.*

Key segmental operating data

Q1 2008	Q2 2008	Q2 2007	Ch. %	HYDROCARBON PRODUCTION* (gross figures before royalty)	H1 2007	H1 2008	Ch. %
489	**481**	**538**	**(11)**	**Crude oil production (kt) ****	**1,061**	**970**	**(9)**
181	195	203	(4)	Hungary	409	376	(8)
308	286	335	(15)	International	652	594	(9)
617	**596**	**585**	**2**	**Natural gas production (m cm, net dry)**	**1,241**	**1,213**	**(2)**
604	583	572	2	Hungary	1,213	1,187	(2)
13	13	13	0	International	28	26	(7)
39	**42**	**42**	**0**	**Condensate (kt)**	**87**	**81**	**(7)**
36	40	40	0	Hungary	82	76	(7)
3	2	2	0	International	5	5	0
46	**41**	**48**	**(15)**	**LPG and other gas products (kt)**	**104**	**87**	**(16)**
85,816	**83,890**	**87,499**	**(4)**	**Average hydrocarbon prod. (boe/d)**	**90,237**	**84,905**	**(6)**

* *Excluding crude and condensate production from Szőreg-1 field converted into strategic gas storage from 2008 of 1095 boe/day*

***Excluding separated condensate*

Q1 2008	Q2 2008	Q2 2007	Ch. %	Realised hydrocarbon price	H1 2007	H1 2008	Ch. %
75.7	95.5	53.6	78	Average realised crude oil and condensate price (USD/bbl)	48.6	85.4	76
69.9	83.4	51.1	63	Average realised total hydrocarbon price (USD/boe)	48.9	76.4	56

In H1 2008, the operating profit of the E&P segment amounted to HUF 119.8 bn (jumping nearly three-fold y-o-y), including a non-recurring gain from the sale of the Szőreg-1 field of HUF 65.3 bn (this one-off impact is eliminated from Group figures due to the fact that the buyer of the field was a consolidated MOL Group subsidiary of the Natural Gas segment, MMBF Zrt., which will develop it into an underground gas facility).

Operating profit excluding this one-off item showed a still significant, 34% growth in HUF-terms to HUF 54.4 bn in H1 2008. In USD-terms, the growth was much higher at a rate of 53% (from USD 215 mn to USD 328 mn). Oil prices hit a new record in H1 2008, continuing their rising trend. Higher realised prices moderated by a major adverse impact of a weak USD and the strengthening HUF (the average HUF/USD exchange rate was 166.0 HUF/USD for the period, down by 12% y-o-y) resulted in an operating profit increase of HUF 31 bn. Lower production levels from our maturing Hungarian and declining ZMB fields negatively impacted the operating profit.

Hydrocarbon production averaged at around 85,000 boe/day in the first half of the year and 84,000 boe/day in Q2 2008, showing a 6% and 4% decrease y-o-y, while Q2 2008 figure was only 2% lower than in the previous quarter. Crude oil production declined by 9% y-o-y as production from the recently acquired Russian fields could only partly offset the 8% production decline from mature Hungarian fields and the sharply lower volumes from the ZMB field (by 14%) caused by unexpectedly increasing watercut of production wells. This negative impact will be minimised and partly compensated by the modification of the drilling program: changing the location of the planned wells, and using horizontal wells. Hungarian gas production in Q2 2008 increased y-o-y and the decline caused by lower demand in Q1 was partly offset. The Pakistani gas production decreased by 7% y-o-y in H1 2008 mostly due to reoptimised production at the Manzalai 1 well.

Our strong exploration track record continued: we had 6 discoveries out of 7 wells tested in this period in 4 countries in H1 2008. In Russia the Ledovaya-101 exploration well in the Matjushkinskaya Block was classified as successful and currently produces above 400 bbl/day under pilot production. The drilling of the Kvartovoye-11 exploration well has finished in June and is currently under testing. In

Kazakhstan, in the Rhozkovsky U-10 well in the Fedorovsky Block a discovery was announced on 20 June 2008 following good testing results. In Hungary, out of the 5 exploration wells, Földes-ÉK-1, Körösújfalu-3 and Örtilos-1 wells were classified as gas producers, Okány-3 well is still in the testing phase and the Jászberény-Ny-4 well was qualified as dry. In Pakistan, the sidetracking of the Mami Khel well in the Tal Block was successfully completed and classified as commercial discovery.

Upstream revenues increased by HUF 112.1 bn to HUF 264.0 bn in H1 2008 compared to H1 2007, mainly due to the nonrecurring revenue of HUF 65.3 bn from the Szőreg disposal, while reccurring revenues increased by 31%. Increasing sale prices, on rising crude and oil product quotations, more than compensated for the negative impact of the weakening USD.

Upstream expenditures increased by HUF 32.9 bn to HUF 144.2 bn in H1 2008 y-o-y. Royalties on Hungarian production were at HUF 54.1 bn, up by HUF 6.2 bn, due to increased quotations (out of this amount HUF 32.7 bn was the payment to the energy price compensation budget). The mining royalty and export duty paid in Russia increased by HUF 10.5 bn to HUF 29.5 bn in H1 2008, due to the high crude price level. **Unit opex** (excluding DD&A) for total hydrocarbon production rose due to unfavourable impacts of the FX change, decreasing volumes and increased costs (mainly due to energy and service price increases), but still maintained a strong competitive level of 5.8 USD/boe in H1 2008.

Upstream Capex and investments increased by HUF 7.6 bn y-o-y to HUF 30.9 bn in H1 2008 due to intensified international exploration and development activities. We spent HUF 4.4 bn on the acquisition of two exploration blocks in Kurdistan. We dedicated HUF 11.7 bn to exploration in Hungary (HUF 4.1 bn), Russia (HUF 4.8 bn), and other regions including block acquired in Kurdistan (HUF 2.8 bn). Total development expenditure was HUF 10.4 bn, of which HUF 2.8 bn was spent in Hungary, while in Russia HUF 7.0 bn was invested with focus on newly acquired projects: Matjushkinskaya (HUF 4.1 bn) and Baitex (HUF 1.4 bn). We continued the development of our discoveries in Pakistan investing HUF 0.6 bn in the Manzalai field. HUF 4.4 bn was spent by domestic service subsidiaries on upgrading their assets to provide support to our expanding activities and on maintaining type projects.

Refining and Marketing

Segment IFRS results (in HUF bn)

Q1 2008	Q2 2008	Q2 2007	Ch. %	Refining & Marketing	H1 2007	H1 2008	Ch. %
57.8	86.3	74.6	16	EBITDA	118.5	144.1	22
40.1	**69.0**	**58.5**	**18**	**Operating profit/(loss)**	**86.9**	**109.1**	**26**
10.8	30.3	12.7	139	CAPEX and investments*	21.5	41.1	91

Q1 2008	Q2 2008	Q2 2007	Ch. %		H1 2007	H1 2008	Ch. %
40.1	**69.0**	**58.5**	**18**	**Reported EBIT**	**86.9**	**109.1**	**26**
(7.7)	(20.4)	(13.2)	55	Replacement modification	(8.7)	(28.1)	223
32.4	**48.6**	**45.3**	**7**	**Estimated clean CCS**	**78.2**	**81.0**	**4**

**Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.*

Key segmental operating data

Q1 2008	Q2 2008	Q2 2007	Ch. %	REFINERY PROCESSING (kt)	H1 2007	H1 2008	Ch. %
169	214	222	(4)	Domestic crude oil	410	383	(7)
3,740	3,350	2,895	16	Imported crude oil	5,807	7,090	22
34	44	39	13	Condensates	82	78	(5)
833	648	636	2	Other feedstock	1,296	1,481	14
4,776	**4,256**	**3,792**	**12**	**TOTAL REFINERY THROUGHPUT**	**7,595**	**9,032**	**19**
194	420	161	161	Purchased and sold products	329	614	87
Q1 2008	**Q2 2008**	**Q2 2007**	**Ch. %**	**REFINERY PRODUCTION (kt)**	**H1 2007**	**H1 2008**	**Ch. %**
808	737	703	5	Motor gasoline	1,422	1,545	9
1,783	1,651	1,328	24	Diesel	2,665	3,434	29
206	137	110	25	Heating oil	279	343	23
90	94	86	9	Kerosene	153	184	20
469	379	427	(11)	Naphtha	887	848	(4)
206	333	129	158	Bitumen	177	539	205
706	507	603	(16)	Other products	1,146	1,213	6
4,268	**3,838**	**3,386**	**13**	**TOTAL PRODUCT**	**6,729**	**8,106**	**20**
37	30	42	(29)	Refinery loss	74	67	(9)
471	388	364	7	Own consumption	792	859	8
4,776	**4,256**	**3,792**	**12**	**TOTAL REFINERY PRODUCTION**	**7,595**	**9, 032**	**19**
Q1 2008	**Q2 2008**	**Q2 2007**	**Ch. %**	**REFINED PRODUCT SALES (kt) (Group external sales)**	**H1 2007**	**H1 2008**	**Ch. %**
1,055	1,209	1,193	1	Hungary	2,210	2,264	2
326	416	391	6	Slovakia	692	742	7
2,086	2,399	1,590	51	Other markets	3,026	4,485	48
3,467	**4,024**	**3,174**	**27**	**TOTAL CRUDE OIL PRODUCT SALES**	**5,928**	**7,491**	**26**
Q1 2008	**Q2 2008**	**Q2 2007**	**Ch. %**	**REFINED PRODUCT SALES (kt) (Group external sales)**	**H1 2007**	**H1 2008**	**Ch. %**
776	879	791	11	Motor gasoline	1,477	1,655	12
1,737	1,922	1,532	25	Diesel	2,846	3,659	29
165	306	143	114	Heating oils	309	471	52
77	88	89	(1)	Kerosene	153	165	8
712	829	619	34	Other products	1,143	1,541	35
3,467	**4,024**	**3,174**	**27**	**TOTAL CRUDE OIL PRODUCT SALES**	**5,928**	**7,491**	**26**
514	581	498	17	o/w Retail segment sales	930	1,095	18
530	640	577	11	o/w Direct sales to other end-users*	1,065	1,170	10
716	**593**	**685**	**(13)**	**Petrochemical feedstock transfer**	**1,335**	**1,309**	**(2)**

**Motor gasoline, gas and heating oil sales*

R&M operating profit increased substantially by 43% y-o-y to USD 657 mn in H1 2008. Operating profit in HUF-terms also showed a significant improvement of 26% year-on-year to HUF 109.1 bn in H1 2008, despite local currencies strengthening against the USD. Both our traditional activities (Duna and Slovnaft refineries) and the 2007 acquisitions (Italian IES and Croatian TIFON) played an important role in the increase of sales volumes and profits. The EBITDA contribution of IES, which was 59 mn EUR in line with the plan, resulted in a considerable profit increase, boosting our sales volume and increasing our diesel yield. All-time-high diesel and kerosene crack spreads, and the positive effect of inventory holding, also supported our operating performance.

Refinery throughput grew by 19% y-o-y to 9.0 Mt in H1 2008. At the Duna and Slovnaft refineries, it improved by 2% y-o-y to 7,821 kt, while the throughput of IES (consolidated as of 15 November 2007) was 1,291 kt in H1 2008.

There was a slight decrease in **utilisation of the Duna and Slovnaft refineries** in Q2 2008 compared to Q1 2008, due to planned shut downs of some selected residue upgrading units. (There were no significant refinery shut downs in 2007). The shut downs made no material impact on our operating performance thanks to inventory accumulated in the previous quarters.

The two high complexity refineries (NCI: Duna 10.6, Slovnaft 11.5) contributed to a **middle distillate yield** of 43% and a mere 2% fuel oil yield in H1 2008. The relatively high complexity of IES (NCI: Mantova 8.4) with a favourable yield structure (middle distillate yield of 50%) allowed us to leverage the dieselisation of the market.

Group level sales volume increased by 26% year-on-year to 7.5 Mt in H1 2008. The sales growth of the higher margin products was considerable: diesel was up by 29%, heating oil grew by 52%, kerosene was up 8%, and motor gasoline sales improved by 12%. The sales volume of the traditional Duna and Slovnaft refineries grew by 3% y-o-y to 6,111 kt in H1 2008, of which diesel sales increased by 3%, heating oil sales grew by 30%, kerosene sales grew by 8%, while gasoline remained stable y-o-y. The consolidation of IES added 1,379 kt to our sales volumes (including 725 kt diesel, 188 kt gasoline and 297 kt bitumen) in H1 2008.

Taking advantage of fuel demand increase in the region, we were successful in increasing sales in Hungary, Slovakia and Austria our most important and closest markets. Our motor fuel sales in Hungary increased by 3%, fuelled by a 6% increase in diesel sales in H1 2008 year-on-year. From 1st January 2008 only 4.4% (v/v) biocomponent content motor fuel was sold. Our Slovakian motor fuel sales grew by 5%, while the market size increased only 3% in H1 2008. Our motor fuel sales in the North-Italian market were almost 0.6 Mt in H1 2008. We were able to expand in other markets, too, achieving a 10% sales increase in Austria, 28 % in Slovenia, 24 % in Romania and 29% in Croatia. In addition we managed to double our sales in Serbia due to react to demand increase.

Retail

Q1 2008	Q2 2008	Q2 2007	Ch. %	REFINED PRODUCT RETAIL SALES (kt)	H1 2007	H1 2008	Ch. %
201.1	226.8	207.5	9.3	Motor gasoline	386.6	427.9	10.7
303.7	343.5	283.5	21.2	Gas and heating oils	531.2	647.2	21.8
9.5	10.4	6.5	60.0	Other products	12.1	19.9	64.5
514.3	**580.7**	**497.5**	**16.7**	**TOTAL OIL PRODUCT RETAIL SALES**	**929.9**	**1 095.0**	**17.8**

Total retail sales volumes (incl. LPG and lubricant volumes) increased by 18% to 1,095.0 kt y-o-y in H1 2008. The acquisition of IES and Tifon completed in Q4 2007, had significant effect on volume increase (110.1 kt, and 49.8 kt retail sales surplus). Retail fuel sales volumes in H1 2008 eroded slightly in Hungary remaining stable y-o-y both in Slovakia and Romania.

The margin revenue per litre improved by 2% in Hungary and by 11% in Slovakia, mainly due to a 5% and 20% increase in non-fuel margin revenue per litre in Hungary and in Slovakia, respectively, as a result of enhanced sales activity in the shops.

The group operated **1020 filling stations** as of 30 June 2008 (please see Appendix VIII for further details). In line with the plans, we expanded the IES network to 195 filling stations from 183 at the end of 2007.

In Hungary our retail fuel sales volumes decreased by 3% y-o-y in H1 2008 mainly due to the competitive environment. Diesel sales increased by 1%, while gasoline and LPG sales fell by 6% and 3%, respectively. Lower gasoline sales reflect the temporary effect of taking out 98 octane gasoline from our portfolio, the continued Hypermarkets' expansion and the reconstruction of our relatively high throughput fuel sites. We completed the reconstruction of 3 sites by the motorways adding Marche restaurants. Our retail fuel market share, according to MÁSZ (Hungarian Petroleum Association), eroded from 37% in H1 2007 to 35% in H1 2008, due to network developments of other MÁSZ members and the above

mentioned volume decrease. The ratio of fleet card sales to MOL's total fuel sales rose from 35% to 37% and shop sales revenue increased by 2% in comparison to H1 2007.

Our retail sales volume in H1 2008 **in Slovakia** remained stable y-o-y, despite the fierce competition. Diesel sales increased by 3%, while gasoline sales decreased by 1% y-o-y in H1 2008. Our retail market share in Slovakia eroded from 40% to 38% y-o-y in H1 2008 due to the stronger increase of the competitors' throughput per site. Fleet card sales decreased by 2% in H1 2008 y-o-y, and the proportion of card sales within Slovakian total fuel sales fell by one percentage points to 30%.

In Romania, our fuel sales remained stable, while our retail market share decreased by 3 percentage points to 12% y-o-y in H1 2008. Average throughput per site showed a slight decrease of 4% in H1 2008 compared to the base period as a result of the gradually increasing turnover from the 5 newly opened filling stations.

R&M CAPEX increased from HUF 21.5 bn in H1 2007 to HUF 41.1 bn in H1 2008. Out of the total CAPEX, refining and wholesale was HUF 34.6 bn (Slovnaft HUF 13.6 bn, Duna refinery HUF 12.0 bn including the spending on VGO Hydrocrack of HUF 1.6 bn, and the newly acquired IES HUF 9.0 bn). **Retail CAPEX** was at HUF 6.4 bn in H1 2008 including HUF 2.2 bn spent on network development in Hungary, HUF 1.3 bn at Tifon, HUF 1.1 bn in Serbia and HUF 1 bn spent by IES. Retail CAPEX was lower by HUF 2.2 bn in H1 2008 than the basis, which included the HUF 4.5 bn registered capital increase in Bosnia's Energopetrol.

Petrochemicals

Segment IFRS results (in HUF bn)

Q1 2008	Q2 2008	Q2 2007	Ch. %	Petrochemicals	H1 2007	H1 2008	Ch. %
7.4	(8.2)	17.1	n.a.	EBITDA	34.3	(0.8)	n.a.
2.6	**(13.7)**	**12.2**	**n.a.**	**Operating profit/(loss)**	**24.8**	**(11.1)**	**n.a.**
0.9	2.5	0.8	231	CAPEX and investments*	1.2	3.4	184

**Consolidated CAPEX figures exclude capitalised finance costs, but include financial investments.*

Key segmental operating data

Q1 2008	Q2 2008	Q2 2007	Ch. %	PETROCHEMICAL PRODUCTION (kt)	H1 2007	H1 2008	Ch. %
229	193	219	(12)	Ethylene	426	422	(1)
114	96	111	(14)	Propylene	216	210	(3)
212	158	198	(20)	Other products	375	371	(1)
555	**447**	**528**	**(15)**	**Total olefin**	**1,017**	**1,003**	**(1)**
69	51	71	(28)	LDPE	136	119	(12)
105	89	105	(15)	HDPE	201	194	(3)
141	122	131	(7)	PP	267	263	(1)
315	**262**	**307**	**(15)**	**Total polymers**	**604**	**576**	**(5)**
Q1 2008	**Q2 2008**	**Q2 2007**	**Ch. %**	**PETROCHEMICAL SALES BY PRODUCT GROUP (kt)**	**H1 2007**	**H1 2008**	**Ch. %**
64	67	79	(15)	Olefin products	141	132	(6)
306	271	300	(10)	Polymer products	590	576	(2)
Q1 2008	**Q2 2008**	**Q2 2007**	**Ch. %**	**PETROCHEMICAL SALES (external) kt**	**H1 2007**	**H1 2008**	**Ch. %**
112	120	128	(6)	Hungary	247	232	(6)
21	21	21	0	Slovakia	42	42	0
237	197	230	(14)	Other markets	442	434	(2)
370	**338**	**379**	**(11)**	**TOTAL PETROCHEMICAL PRODUCT SALES**	**731**	**708**	**(3)**

The Petrochemicals segment had operating losses of HUF 11.1 bn in H1 2008, as the **integrated petrochemical margin decreased to its historic low** in Q2 2008, following the significant fall already seen in Q1 2008. Polymer prices were unable to keep pace with the strong increase of raw material prices boosted by the sharp increase in crude oil quotations. The integrated petrochemical margin did not cover the operating costs, especially as energy prices grew significantly (up 21-24% compared to last year). The segments result was also negatively affected by the **maintenance shutdowns** carried out in Q2 2008. In addition, the profit was decreased by the HUF 3.1 bn of FX losses suffered on export sales due to the strengthening HUF versus the EUR. These negative tendencies were partially counterbalanced by the loss-reduction measures focused on cost-cutting.

In Q2 2008 the naphtha quotation rose further by 17% to record level, while the polymer quoted prices decreased by 3-7% compared to the previous quarter. Therefore the integrated petrochemical margin reached its historical low at 278 EUR/t in Q2 2008 (down 33% q-o-q and 45% y-o-y), in spite of the 4% weakening of US dollar against EUR. **The average integrated petrochemical margin** declined by 34% y-o-y in H1 2008, as naphtha quotation increased by 53% in USD-term, not being counterbalanced by the polymer quotation increase of 0-6% in EUR terms, and by the 15% weakening of USD to the EUR.

Both the monomer and polymer production decreased by a significant 15% in Q2 2008 compared to Q2 2007, as a consequence of the almost one month long general overhaul carried out at the Slovnaft Petrochemicals' olefin and polymer plants in April. In June, there was a one-week maintenance shutdown at TVK's Olefin-1 plant, and we carried out some maintenance works at polymer plants originally scheduled for Q3 2008.

Polymer sales volumes fell by 14 kt y-o-y in H1 2008, as a result of lower production volumes and shrinking market demand. **The polymer sales portfolio** changed slightly; as a result of the higher capacity utilisation of new units and the maintenance shut-downs. The ratio of HDPE grew to 34% and the ratio of PP rose to 46% against the LDPE ratio, which dropped back to 20%

CAPEX increased by 184% to HUF 3.4 bn in H1 2008 y-o-y fuelled by general overhaul.

Natural Gas

FGSZ Zrt. IFRS result (non consolidated, in HUF bn)

Q1 2008	Q2 2008	Q2 2007	Ch. %	Transmission	H1 2007	H1 2008	Ch. %
12.9	10.1	10.1	0	EBITDA	24.5	23.0	(6)
9.3	**6.4**	**6.8**	**(6)**	**Operating profit/(loss)***	**17.9**	**15.7**	**(12)**
17.5	27.6	1.7	1,524	CAPEX and investments**	2.8	45.1	1,511

** Excluding segment level consolidation effects (of which the most significant item is the depreciation on eliminated internal profit of PP&E).*
***CAPEX figures exclude capitalised finance costs, but include financial investments.*

Main operational data

Q1 2008	Q2 2008	Q2 2007	Ch. %	Transmission volumes (m cm)	H1 2007	H1 2008	Ch. %
4,860	3,591	3,024	19	Hungarian natural gas transmission *	7,415	8,451	14
903	426	404	5	Natural gas transit	1,098	1,329	21

Q1 2008	Q2 2008	Q2 2007	Ch. %	Transmission fee (HUF/cm)**	H1 2007	H1 2008	Ch. %
3.04	3.91	4.31	(9)	Hungarian natural gas transmission fee	3.66	3.41	(7)

** Including transmission volume to the gas storages as well.*
*** The change in unit domestic transmission fee is significantly influenced by the dominant ratio of capacity fee within the transmission revenue. The capacity fee does not depend on the transmission volume.*

Gas segment operating profits in H1 2008 primarily reflected the profit contribution of FGSZ Zrt. (natural gas transmission company) as operating profit contribution of MMBF Zrt. (gas storage company with 72.5% MOL stake) and MOL Energy Trade Kft. (100% MOL subsidiary) did not exceed 10% at this stage. MMBF Zrt., following preliminary storage of 0.1 bcm natural gas in Q2 2008, signed a contract for to store a further 0.2 bcm of natural gas with MSZKSZ (Hungarian Hydrocarbon Stockpiling Association) in H2 2008.

Operating profit of FGSZ Zrt. was HUF 15.7 bn in 2008 H1, which was HUF 2.2 bn (12%) below the profit of H1 2007. The increased operating costs (mainly driven by the higher compressor boosting costs) eliminated the positive impact of domestic and transit transmission revenue growth of 6% and 12%, respectively.

> **Revenue from domestic transmission** grew by HUF 1.7 bn (6%) to HUF 28.8 bn in H1 2008 y-o-y. The major part of the growth came from the surplus capacity fee, fuelled by higher capacity booking and the increased tariff as of 1st July 2007. Turnover fee revenue – which is volume dependent – was HUF 0.2 bn higher in H1 2008 y-o-y, as transmitted natural gas volume grew by 14% while the tariff was reduced by 9% as of 1st July 2007.
>
> **Revenue from international transit natural gas transmission** was higher by HUF 0.8 bn (12%) at HUF 7.7 bn in H1 2008 y-o-y as a combined result of a 21% increase in transmitted volume (due to colder winter weather), and increasing transmission tariffs in HUF terms in spite of the strengthening HUF.
>
> **Operating costs** grew by HUF 5.1 bn (31%) in H1 2008 y-o-y, mainly due to the large scale increase in energy costs. The significant growth in natural gas volume used for operational purpose (mostly to drive compressors) as a consequence of the higher transmitted volume, the increase in natural gas price and the higher pressure increase fee (gas cost based) resulted in a HUF 3.4 bn increase in operating costs. Other operating costs grew by HUF 1.7 bn (HUF 0.3 bn operational, HUF 0.4 bn personnel-related, HUF 0.7 bn depreciation, and HUF 0.3 bn other expenditures).

CAPEX of FGSZ Zrt. was extraordinarily high at HUF 45.1 bn in H1 2008 including HUF 43 bn spent on import capacity expansion, and a further HUF 1.6 bn invested in the Pilisvörösvár – Százhalombatta gas pipeline construction. **MMBF Zrt**. spent HUF 13.9 bn CAPEX on the development of the storage facility with 1.2 bcm strategic and 0.7 bcm commercial capacities in H1 2008. The storage of strategic gas reserves will be completed by the end of 2009.

Changes in accounting policies and estimates

Changes in IFRS effective from 1 January 2008 were adopted by the Group for the purposes of this Flash Report. Apart from some minor modifications, none of these has resulted in a significant impact on the financial statements.

Profit & Loss

The majority of changes in the consolidated income statement reflect the first six month performance of IES in 2008. The subsidiary was acquired on 15 November 2007, and is therefore not included in the comparative data.

Group net sales revenues increased by 52% to HUF 1,706.6 bn in H1 2008, primarily reflecting the higher revenue as a combined result of the performance of IES, higher average selling prices and the increased volume of refined products.

Other operating income in H1 2008 contains a foreign exchange gain of HUF 13.1 bn recognised on translation of trade receivables and payables as well as HUF 6.4 bn receivable for subsequent settlement from E.ON Ruhrgas International AG in connection with the gas business sale for the settlement period of January – June 2008 while the comparative period includes the impact of the acquisition of a 42.25% minority interest in TVK (HUF 14.4 bn).

The cost of raw materials and consumables used increased by 76%, considerably above the rate of growth in sales. Raw material costs increased by 85%, primarily as a combined effect of the growth in crude oil import prices (HUF 225.4 bn) and the higher quantity of import crude oil processed (HUF 15.7 bn), as well as the contribution through IES (HUF 163.8 bn). The cost of goods sold increased by 60% to HUF 177.8 bn, due to the performance of IES (HUF 36.0 bn). The value of material-type services used increased by 21% to HUF 72.1 bn, largely as a result of IES's contribution (HUF 5.9 bn).

Other operating expenses increased by 32% to HUF 135.6 bn, mainly as a result of the higher mining royalty (HUF 12.8 bn) and the increased value of export duty from the Russian operations (HUF 5.4 bn), due to the higher crude prices, despite a decline in domestic and foreign production volumes. Consolidation of IES also increased our operating expenses (HUF 3.0 bn).

Personnel expenses increased by 18% to HUF 63.4 bn, due to the combined effect of an average salary increase (of 7.4% at the parent company) and a 9.1% increase in average headcount of the Group mainly due to the acquisitions of IES, Tifon and Energopetrol in the second half of 2007 (HUF 4.3 bn, HUF 1.1 bn and HUF 0.7 bn, respectively).

Of the production costs incurred in H1 2008, HUF 60.3 bn is attributable to the increase in the **level of finished goods and work in progress** due to the performance of IES (HUF 11.9 bn) and the price effects at R&M segment, compared to the increase of HUF 25.0 bn in H1 2007.

A net financial gain of HUF 38.9 bn was recorded in H1 2008 (compared to the net financial expense of HUF 33.2 bn in H1 2007). Interest payable was HUF 20.0 bn in H1 2008 (HUF 6.6 bn in H1 2007, reflecting our lower-than-optimal gearing in the comparative period) while interest received amounted to HUF 7.8 bn in H1 2008 (HUF 9.8 bn in H1 2007). A foreign exchange gain of HUF 53.2 bn was recognised in H1 2008, compared to HUF 5.6 bn in H1 2007. The fair valuation gain on the conversion option embedded in the capital security issued in the monetization of treasury shares by Magnolia Finance Ltd. was HUF 8.2 bn (HUF 36.8 bn loss in H1 2007) while a non-cash expense of HUF 6.4 bn incurred on the fair valuation of the call option of MOL on its shares held by CEZ.

Income from associates includes INA's H1 2008 contribution of HUF 5.9 bn compared with HUF 1.7 bn in H1 2007. The increase in INA's profit reflects the foreign exchange gain recognized as a result of weaker USD as well as the impact of higher crude oil prices.

Income tax expense decreased by HUF 22.9 bn from the previous year to HUF 22.2 bn in H1 2008, primarily as a result of the current tax expense of MOL Plc. The impact of MOL share transactions and valuation of options attached to shares held by third parties is different for IFRS and tax purposes and resulted in a HUF 11.8 bn decrease in our tax expense. Furthermore, the non-realised gain on the conversion option of our capital securities issued by Magnolia Finance Ltd. did not affect our tax base.

The current income tax expense is the result of the contribution from MOL Plc of HUF 22.3 bn (16% corporate tax, 4% solidarity surplus tax and 2% local trade tax), Slovnaft a.s. of HUF 6.0 bn (19% corporate tax rate), FGSZ Földgázszállító Zrt. (Gas Transmission) of HUF 1.6 bn (16%+4%+2%), as well as the corporate tax payable on the profit of the ZMB joint venture (HUF 3.0 bn) and the corporate tax expense of the other subsidiaries.

Balance sheet

Total assets amounted to HUF 2,852.1 bn as of the end of June 2008, representing an increase of 18% since 31 December 2007. Within this, **property, plant and equipment** increased by 5% to HUF 1,234.7 bn. The sale of the Szőreg-1 field by MOL Plc. to its fully consolidated subsidiary, MMBF Zrt. was completed in early January 2008. Being an intra-group transaction, the resulting gain of MOL Plc. (HUF 64.4 bn) was eliminated in consolidation as an inter-segment transfer between the Exploration & Production and Gas segments, therefore it had no impact on the consolidated net income. This gain is taxable in the year of transfer by MOL Plc., however, the depreciation of the field is tax deductible by MMBF Zrt., giving rise to a deferred tax asset of HUF 12.9 bn with a corresponding deferred tax income. The increase of **deferred tax assets** of 72% to HUF 34.6 bn is mainly due to this impact.

Inventories increased by 30% to HUF 413.8 bn, largely as a result of both the accumulation of the crude oil inventory due to the diversification of import resources and the accumulation of refined products inventory prior to the driving season. **Trade receivables** increased by 16% to HUF 410.3 bn and **other current assets** increased by 71% to HUF 141.0 bn.

Current taxes payable increased to HUF 18.8 bn, primarily representing the current tax liability outstanding at MOL Plc and IES (HUF 16.8 bn and HUF 0.7 bn, respectively).

Total amount of provisions was HUF 132.6 bn as of the end of June 2008, a minor increase from HUF 126.7 bn as of 2007 year-end, reflecting mainly the unwinding of the discounts for long-term environmental and field abandonment provisions and the revision of previous estimates on discount rates.

Other non-current liabilities amounted to HUF 62.3 bn, primarily representing the financing incurred by the monetization of treasury shares by Magnolia Finance Ltd. The derivative liability resulting from this transaction was HUF 56.4 bn as of 30 June 2008. An additional decrease resulted from the reclassification of the current portion of the financial liability resulting from the option structure attached to MOL shares held by BNP and ING, due to expire on 14 March 2009.

Long-term debt (including the current portion) increased by 4% compared to 2007 year-end as a consequence of raising financing for our capital structure optimization program. As at 30 June 2008, 77.7% of the MOL Group's total debt was Euro-denominated, 16.3% was in USD and 6.0% in HUF and other currencies. At the end of H1 2008, MOL's gearing (net debt divided by net debt plus shareholders' equity including minority interests) was 27.3% compared to 35.6% at the end of 2007.

Holders of the capital securities of Magnolia received a coupon payment of HUF 3.1 bn and a dividend of HUF 5.3 bn payable for MOL shares held by Magnolia was also recognised in H1 2008. Both of these have been recorded directly against equity attributable to **minority interests**.

Changes in capital structure

In line with the treasury share buy back program announced on 22 June 2007, MOL purchased a further 1,142,677 treasury shares on the market worth USD 146.26 m in H1 2008.

As part of the strategic alliance with CEZ, the Czech company purchased 7,677,285 pieces of "A" series MOL shares previously held on treasury stock (representing a 7 % stake) at HUF 30,000 which was financially closed and settled on 23 January 2008. MOL acquired an American call option for the shares with a strike price of HUF 20,000 per share which can be exercised within 3 years. CEZ receives upfront and annual option fee, which takes into account level of strike price and cost of capital.

Furthermore, on 8 March 2008 MOL signed a strategic co-operation agreement with Oman Oil Company S.A.O.C. (OOC). Within the framework of the alliance, MOL transferred 8,774,040 series "A" shares, equivalent to 8% of the registered capital of MOL, at a price of USD 145.429 per share to OOC.

The AGM held on 23 April 2008 approved the decrease of the share capital with HUF 5.483.775.000 to HUF 104.191.727.578 through withdrawal of 5.483.775 pieces registered ordinary shares of the series "A" with a par value of HUF 1,000 each owned by the Company (treasury shares). The Annual General Meeting authorized the Board of Directors to complete the tasks in connection with the effectuation of the capital decrease.

Changes in contingencies and commitments and litigations

Capital contractual commitments of the Group were HUF 209.5 bn as of 30 June 2008, compared to HUF 256.8 bn at the end of 2007. The decrease primarily reflects the pipeline construction works of FGSZ Zrt. (Gas Transmission) and the development of the strategic gas storage at the Szőreg-1 gas field amounting to HUF 44.6 bn and HUF 13.9 bn CAPEX, respectively. Other contingencies and commitments (guarantees, operating lease liabilities, obligations resulting from litigation in which the Group acts as defendant) did not change significantly in H1 2008 compared to the amounts reported in the previous year.

Cash flow

Operating cash inflow in H1 2008 was HUF 56.5 bn, compared to HUF 150.9 bn in H1 2007. Operating cash flow before movements in working capital increased by 6%. The change in the working capital position decreased funds by HUF 148.7 bn, arising from an increase in inventories, trade receivables, other receivables, other payables (of HUF 94.0 bn, HUF 69.9 bn, HUF 25.7 bn and HUF 45.0 bn) and decrease in trade payables (of HUF 4.1 bn). Income taxes paid amounted to HUF 24.7 bn, due to a cash outflow from the income taxes of MOL Plc., Slovnaft and the ZMB joint venture.

Net cash used in investing activities was HUF 126.7 bn in H1 2008, compared with net cash of HUF 128.4 bn used in H1 2007. The cash outflow of the current period reflects the combined effect of the increasing CAPEX mainly on expansion of the Hungarian import pipeline capacity, the purchase price adjustment paid for IES and the consideration paid for I&C Energo. The comparative figure for H1 2007 contains the consideration paid for the acquisition of a minority interest in TVK, the second instalment paid for BaiTex LLC and the consideration of the acquisition of Energopetrol. Both periods contain the post-closing price adjustment from the sale of MOL Földgázellátó Zrt. to E.ON Ruhrgas International AG. (HUF 28.1 bn received and HUF 24.1 bn paid in 2008 and 2007 H1, respectively).

Net financing cash inflow amounted to HUF 244.6 bn, primarily as a result of net drawn down of long-term debt, the repurchase of treasury shares and the payment received from CEZ for the treasury shares.

APPENDIX I
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS FOR THE PERIOD ENDED 30 JUNE 2008
Unaudited figures (in HUF million)

Q1 2008	Q2 2008	Q2 2007 Restated	Ch. %		H1 2007 Restated	H1 2008	Ch. %
786,128	920,467	606,556	52	Net revenue	1,122,392	1,706,595	52
12,434	10,757	2,469	336	Other operating income	19,814	23,191	17
798,562	**931,224**	**609,025**	**53**	**Total operating revenues**	**1,142,206**	**1,729,786**	**51**
560,972	568,405	325,110	75	Raw material costs	612,097	1,129,377	85
32,829	39,259	32,493	21	Value of material-type services used	59,509	72,088	21
74,538	103,234	55,891	85	Cost of goods purchased for resale	111,110	177,772	60
668,339	*710,898*	*413,494*	72	*Raw material and consumables used*	*782,716*	*1,379,237*	76
30,254	33,097	28,666	15	Personnel expenses	53,861	63,351	18
34,323	34,152	32,036	7	Depreciation, depletion, amortisation and impairment	66,114	68,475	4
65,125	70,483	47,787	47	Other operating expenses	103,021	135,608	32
(63,109)	2,853	(1,922)	n.a.	Change in inventory of finished goods & work in progress	(24,989)	(60,256)	141
(3,671)	(9,352)	(2,574)	263	Work performed by the enterprise and capitalised	(5,155)	(13,023)	153
731,261	**842,131**	**517,487**	**63**	**Total operating expenses**	**975,568**	**1,573,392**	**61**
67,301	**89,093**	**91,538**	**(3)**	**Profit from operation**	**166,638**	**156,394**	**(6)**
3,412	4,364	4,841	(10)	Interest received	9,807	7,776	(21)
-	448	79	467	Dividends received	79	448	467
5,737	2,424	(542)	n.a.	Fair valuation difference of conversion option	-	8,161	n.a.
3,637	67,384	2,776	2,327	Exchange gains and other financial income	6,416	71,021	1,007
12,786	**74,620**	**7,154**	**943**	***Financial income***	**16,302**	**87,406**	**436**
9,995	10,038	3,364	198	Interest on borrowings	6,634	20,033	202
1,164	1,892	1,715	10	Interest on provisions	2,821	3,056	8
-	-	36,793	(100)	Fair valuation difference of conversion option	36,793	-	(100)
323	25,142	108	23,180	Exchange losses and other financial expenses	3,298	25,465	672
11,482	**37,072**	**41,980**	**(12)**	***Financial expense***	**49,546**	**48,554**	**(2)**
(1,304)	**(37,548)**	**34,826**	**n.a.**	**Total financial expense/(gain), net**	**33,244**	**(38,852)**	**n.a.**
4,682	1,417	762	86	Income from associates	1,839	6,099	232
73,287	**128,058**	**57,474**	**123**	**Profit before tax**	**135,233**	**201,345**	**49**
8,244	13,910	29,879	(53)	Income tax expense	45,051	22,154	(51)
65,043	**114,148**	**27,595**	**314**	**Profit for the year**	**90,182**	**179,191**	**99**
65,010	114,674	26,930	326	Attributable to: Equity holders of the parent	86,397	179,684	108
33	(526)	665	n.a.	Minority interests	3,785	(493)	n.a.
792	**1,271**	**292**	**335**	**Basic earnings per share attributable to ordinary equity holders of the parent (HUF)**	**936**	**2,086**	**123**
671	**1,163**	**291**	**300**	**Diluted earnings per share attributable to ordinary equity holders of the parent (HUF)**[1]	**930**	**1,856**	**100**

[1] Diluted earnings per share is calculated considering the potentially dilutive effect of the conversion option embedded in the Perpetual Exchangeable Capital Securities in the number of outstanding shares and by excluding the fair valuation difference of the conversion option from the net income attributable to equity holders of the parent.

CONSOLIDATED BALANCE SHEETS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS AS AT 30 JUNE 2008
Unaudited figures (in HUF million)

31 December 2007		30 June 2007	30 June 2008	Change %
	Assets			
	Non-current assets			
160,553	Intangible assets	103,798	159,358	54
1,173,686	Property, plant and equipment	985,068	1,234,650	25
144,754	Investments in associated companies	135,944	140,207	3
1,362	Available-for-sale investments	1,597	1,002	(37)
20,162	Deferred tax asset	19,705	34,593	76
32,567	Other non-current assets	25,088	29,368	17
1,533,084	**Total non-current assets**	**1,271,200**	**1,599,178**	**26**
	Current assets			
318,604	Inventories	207,568	413,774	99
353,556	Trade receivables, net	257,346	410,313	59
82,397	Other current assets	80,572	140,981	75
3,680	Prepaid taxes	844	5,384	538
129,721	Cash and cash equivalents	175,970	282,519	61
887,958	**Total current assets**	**722,300**	**1,252,971**	**73**
2,421,042	**Total assets**	**1,993,500**	**2,852,149**	**43**
	Equity and Liabilities			
	Shareholders' equity			
65,950	Share capital[1]	77,277	72,485	(6)
468,418	Reserves	770,704	786,884	2
257,796	Net income attributable to equity holders of the parent	86,397	179,684	108
792,164	**Equity attributable to equity holders of the parent**	**934,378**	**1,039,053**	**11**
124,902	Minority interest	123,819	117,565	(5)
917,066	**Total equity**	**1,058,197**	**1,156,618**	**9**
	Non-current liabilities			
526,992	Long-term debt, net of current portion	206,818	585,729	183
114,222	Provisions	102,195	122,834	20
71,238	Deferred tax liability	35,963	69,312	93
138,094	Other non-current liabilities	93,635	62,300	(33)
850,546	**Total non-current liabilities**	**438,611**	**840,175**	**92**
	Current liabilities			
525,489	Trade and other payables	456,401	695,541	52
6,234	Current taxes payable	26,169	18,812	(28)
12,450	Provisions	9,434	9,808	4
57,976	Short-term debt	3,192	113,941	3,470
51,281	Current portion of long-term debt	1,496	17,254	1,053
653,430	**Total current liabilities**	**496,692**	**855,356**	**72**
2,421,042	**Total equity and liabilities**	**1,993,500**	**2,852,149**	**43**

[1] Compared to HAS, registered share capital in IFRS does not include issued MOL shares owned by BNP Paribas and ING (treated as a financial liability due to the connecting option structure) or lent to third parties and is decreased by the face value of treasury shares and shares owned by Magnolia.

APPENDIX III
MOVEMENTS IN SHAREHOLDERS' EQUITY FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS
FOR THE PERIOD ENDED 30 JUNE 2008 - Unaudited figures (in HUF million)

	Share capital	Share premium	Fair valuation reserve	Translation reserve	Equity component of debt and difference in buy-back prices	Retained earnings	Total reserves	Profit for the year attributable to equity holders of the parent	Equity attributable to equity holders of the parent	Minority interest	Total equity
Opening balance 1 January 2007	83,467	(89,830)	4,930	64,011	(8,074)	695,679	666,716	329,483	1,079,666	191,537	1,271,203
Cash flow hedges, net of deferred tax	-	-	(393)	-	-	-	(393)	-	(393)	-	(393)
Available for sale financial instruments, net of deferred tax	-	-	231	-	-	-	231	-	231	-	231
Currency translation differences	-	-	-	(8,343)	-	-	(8,343)	-	(8,343)	34	(8,309)
Total income and expense for the period recognized directly in equity	-	-	(162)	(8,343)	-	-	(8,505)	-	(8,505)	34	(8,471)
Profit for the period	-	-	-	-	-	-	-	86,397	86,397	3,785	90,182
Total income and expense for the period	-	-	(162)	(8,343)	-	-	(8,505)	86,397	77,892	3,819	81,711
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	329,483	329,483	(329,483)	-	-	-
Equity dividends	-	-	-	-	-	(42,398)	(42,398)	-	(42,398)	-	(42,398)
Dividends to minority interests	-	-	-	-	-	-	-	-	-	(7,403)	(7,403)
Net change in balance of treasury shares held	(6,190)	(174,807)	-	-	-	-	(174,807)	-	(180,997)	-	(180,997)
Equity recorded for share-based payment	-	-	-	-	-	215	215	-	215	-	215
Acquisition of subsidiaries	-	-	-	-	-	-	-	-	-	380	380
Acquisition of minority interests	-	-	-	-	-	-	-	-	-	(64,514)	(64,514)
Closing balance 30 June 2007	77,277	(264,637)	4,768	55,668	(8,074)	982,979	770,704	86,397	934,378	123,819	1,058,197
Opening balance 1 January 2008	65,950	(578,752)	5,660	66,467	(8,074)	983,117	468,418	257,796	792,164	124,902	917,066
Cash flow hedges, net of deferred tax	-	-	185	-	-	-	185	-	185	-	185
Available for sale financial instruments, net of deferred tax	-	-	(1,375)	-	-	-	(1,375)	-	(1,375)	-	(1,375)
Currency translation differences	-	-	-	(19,211)	-	-	(19,211)	-	(19,211)	123	(19,088)
Total income and expense for the period recognized directly in equity	-	-	(1,190)	(19,211)	-	-	(20,401)	-	(20,401)	123	(20,278)
Profit for the period	-	-	-	-	-	-	-	179,684	179,684	(493)	179,191
Total income and expense for the period	-	-	(1,190)	(19,211)	-	-	(20,401)	179,684	159,283	(370)	158,913
Transfer to reserves of retained profit for the previous year	-	-	-	-	-	257,796	257,796	(257,796)	-	-	-
Equity dividends	-	-	-	-	-	(64,032)	(64,032)	-	(64,032)	-	(64,032)
Dividends to minority interests	-	-	-	-	-	-	-	-	-	(9,956)	(9,956)
Net change in balance of treasury shares held	6,535	145,003	-	-	-	-	145,003	-	151,538	-	151,538
Equity recorded for share-based payment	-	-	-	-	-	100	100	-	100	-	100
Net capital increase and decrease	-	-	-	-	-	-	-	-	-	2,989	2,989
Closing balance 30 June 2008	72,485	(433,749)	4,470	47,256	(8,074)	1,176,981	786,884	179,684	1,039,053	117,565	1,156,618

APPENDIX IV
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE MOL GROUP PREPARED IN ACCORDANCE WITH IFRS FOR THE PERIOD ENDED 30 JUNE 2008
Unaudited figures (in HUF million)

Q1 2008	Q2 2008	Q2 2007 Restated	Ch. %		H1 2007 Restated	H1 2008	Ch. %
73,287	**128,058**	**57,474**	**123**	**Profit before tax**	**135,233**	**201,345**	**49**
				Adjustments to reconcile profit before tax to net cash provided by operating activities			
34,323	34,152	32,036	7	Depreciation, depletion, amortisation and impairment	66,114	68,475	4
-	-	(456)	n.a.	Excess of carrying value of TVK minority interest acquired over the consideration	(14,351)	-	n.a.
(312)	185	(747)	n.a.	Write-off / (reversal of write-off) of inventories	(447)	(127)	(72)
560	716	(993)	n.a.	Increase / (decrease) in provisions	(507)	1,276	n.a.
(235)	(66)	(297)	(78)	Net (gain) / loss on sale of property, plant and equipment	(2,545)	(301)	(88)
3,607	867	17	5,000	Write-off / (reversal of write-off) of receivables	146	4,474	2,964
(948)	(1,729)	(585)	196	Unrealised foreign exchange (gain) / loss on trade receivables and trade payables	(1,291)	(2,677)	107
(360)	-	-	n.a.	Net gain on sale of subsidiaries	-	(360)	n.a.
2,677	2,273	2,821	(19)	Exploration and development costs expensed during the year	4,253	4,950	16
50	50	108	(54)	Share-based payment	215	100	(53)
(3,412)	(4,364)	(4,841)	(10)	Interest income	(9,807)	(7,776)	(21)
9,995	10,038	3,364	198	Interest on borrowings	6,634	20,033	202
(3,560)	(49,596)	(1,940)	2,456	Net foreign exchange (gain) / loss excluding foreign exchange difference on trade receivables and trade payables	(1,940)	(53,156)	2,640
(5,737)	(2,424)	37,335	n.a.	Fair valuation difference of conversion option	36,793	(8,161)	n.a.
247	6,905	(807)	n.a.	Other financial (gain) / loss, net	(1,257)	7,152	n.a.
(4,682)	(1,417)	(762)	86	Share of net profit of associate	(1,839)	(6,099)	232
475	393	935	(58)	Other non cash item	1,544	868	(44)
105,975	**124,041**	**122,662**	**1**	**Operating cash flow before changes in working capital**	**216,948**	**230,016**	**6**
(54,919)	(39,067)	(4,287)	811	(Increase) / decrease in inventories	(26,417)	(93,986)	256
(39,330)	(30,604)	(31,153)	(2)	(Increase) / decrease in trade receivables	(29,873)	(69,934)	134
(32,832)	7,125	(21,031)	n.a.	(Increase) / decrease in other current assets	(30,734)	(25,707)	(16)
(42,364)	38,245	13,940	174	Increase / (decrease) in trade payables	(23,081)	(4,119)	(82)
36,777	8,189	24,258	(66)	Increase / (decrease) in other payables	52,156	44,966	(14)
(14,968)	(9,741)	(1,698)	474	Income taxes paid	(8,116)	(24,709)	204
(41,661)	**98,188**	**102,691**	**(4)**	**Net cash provided by / (used in) operating activities**	**150,883**	**56,527**	**(63)**
(62,134)	(75,334)	(37,534)	101	Capital expenditures, exploration and development costs	(54,868)	(137,468)	151
303	860	398	116	Proceeds from disposals of property, plant and equipment	3,004	1,163	(61)
(4,681)	(6,985)	(7,318)	(5)	Acquisition of subsidiaries and minority interests, net cash	(58,676)	(11,666)	(80)
-	-	(85)	n.a.	Acquisition of joint ventures, net cash	(4,544)	-	n.a.
-	-	(2)	n.a.	Acquisition of other investments	(2)	-	n.a.
27,215	844	(24,099)	n.a.	Net cash inflow / (outflow) on sales on subsidiary undertakings	(24,099)	28,059	n.a.
-	501	-	n.a.	Proceeds from disposal of associated companies and other investments	-	501	n.a.
(1,928)	1,824	792	130	Changes in loans given and long-term bank deposits	(11)	(104)	845
-	(16,647)	5	n.a.	Changes in short-term investments	-	(16,647)	n.a.
1,879	5,631	4,897	15	Interest received and other financial income	10,715	7,510	(30)
-	1,922	105	1,730	Dividends received	105	1,922	1.730
(39,346)	**(87,384)**	**(62,841)**	**39**	**Net cash (used in) / provided by investing activities**	**(128,376)**	**(126,730)**	**(1)**
338,630	23,458	37,454	(37)	Long-term debt drawn down	37,454	362,088	867
(54,193)	(206,897)	(37,819)	447	Repayments of long-term debt	(37,837)	(261,090)	590
(57)	615	3	20,400	Changes in other long-term liabilities	114	558	389
18,732	43,583	(1,716)	n.a.	Changes in short-term debt	(350)	62,315	n.a.
(7,795)	(21,913)	(8,624)	154	Interest paid and other financial costs	(9,702)	(29,708)	206
(7)	-	(41,946)	n.a.	Dividends paid to shareholders	(41,946)	(7)	(100)
(1,572)	(2,980)	(5,793)	(49)	Dividends paid to minority interest	(7,302)	(4,552)	(38)
-	2,785	-	n.a.	Minority shareholders contribution	-	2,785	n.a.
-	137,860	-	n.a.	Sale of treasury shares	-	137,860	n.a.
(25,281)	(382)	(180,997)	(100)	Repurchase of treasury shares	(180,997)	(25,663)	(86)
268,457	**(23,871)**	**(239,438)**	**(90)**	**Net cash (used in) / provided by financing activities**	**(240,566)**	**244,586**	**n.a.**

Q1 2008	Q2 2008	Q2 2007 Restated	Ch. %		H1 2007 Restated	H1 2008	Ch. %
187,450	**(13,067)**	**(199,588)**	**(93)**	**Increase/(decrease) in cash and cash equivalents**	**(218,059)**	**174,383**	**n.a.**
129,721	316,210	373,096	(15)	Cash and cash equivalents at the beginning of the period	399,104	129,721	(67)
680	978	(476)	n.a.	Exchange differences of cash and cash equivalents of consolidated foreign subsidiaries	(2,654)	1,658	n.a.
(1,641)	(21,602)	2,938	n.a.	Unrealised foreign exchange difference on cash and cash equivalents	(2,421)	(23,243)	860
316,210	**282,519**	**175,970**	**61**	**Cash and cash equivalents at the end of the period**	**175,970**	**282,519**	**61**

APPENDIX V
KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in HUF million)

Q1 2008	Q2 2008	Q2 2007 Restated	Ch. %	NET SALES REVENUES[1]	H1 2007 Restated	H1 2008	Ch. %
93,770	105,691	76,488	38	Exploration and Production	151,734	199,461	31
715,204	846,986	539,778	57	Refining and Marketing	978,325	1,562,190	60
38,739	37,791	16,530	129	Natural Gas	36,919	76,530	107
138,460	116,859	125,151	(7)	Petrochemicals	236,919	255,319	8
20,521	36,220	21,803	66	Corporate and other	37,222	56,741	52
1,006,694	**1,143,547**	**779,750**	**47**	**TOTAL NET SALES REVENUES**	**1,441,119**	**2,150,241**	**49**
(220,566)	(223,080)	(173,194)	29	Less: Inter(segment transfers)	(318,727)	(443,646)	39
(48,525)	(56,044)	(37,046)	51	ow: Exploration and Production	(71,352)	(104,569)	47
(112,598)	(97,592)	(89,307)	9	ow: Refining and Marketing	(165,075)	(210,190)	27
(8,692)	(8,497)	(42)	20,131	ow: Natural Gas	(127)	(17,189)	13,435
(31,610)	(26,067)	(26,492)	(2)	ow: Petrochemicals	(48,424)	(57,677)	19
(19,141)	(34,880)	(20,307)	72	ow: Corporate and other	(33,749)	(54,021)	60
786,128	**920,467**	**606,556**	**52**	**TOTAL NET EXTERNAL SALES REVENUES**	**1,122,392**	**1,706,595**	**52**

Q1 2008	Q2 2008	Q2 2007 Restated	Ch. %	OPERATING PROFIT[1]	H1 2007 Restated	H1 2008	Ch. %
89,195	30,559	23,538	30	Exploration and Production	40,586	119,754	195
40,149	68,957	58,530	18	Refining and Marketing	86,882	109,106	26
11,253	8,596	8,320	3	Natural Gas *	21,136	19,849	(6)
2,638	(13,743)	12,188	n.a.	Petrochemicals	24,818	(11,105)	n.a.
(9,145)	(5,105)	(9,139)	(44)	Corporate and other	(3,464)	(14,250)	311
(66,789)	(171)	(1,899)	(91)	Intersegment transfers[2]	(3,320)	(66,960)	1,917
67,301	**89,093**	**91,538**	**(3)**	**TOTAL**	**166,638**	**156,394**	**(6)**

*Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects and the one-off effects of asset sale.

Q1 2008	Q2 2008	Q2 2007 Restated	Ch. %	OPERATING PROFIT EXCLUDING SPECIAL ITEMS*	H1 2007 Restated	H1 2008	Ch. %
23,876	30,559	23,538	30	Exploration and Production	40,586	54,435	34
40,149	68,957	58,530	18	Refining and Marketing	86,882	109,106	26
11,253	9,503	8,320	14	Natural Gas	21,136	20,756	(2)
2,638	(13,743)	12,188	n.a.	Petrochemicals	24,818	(11,105)	n.a.
(9,145)	(11,505)	(9,590)	20	Corporate and other	(17,815)	(20,650)	16
(1,470)	(1,078)	(1,899)	(43)	Intersegment transfers[2]	(3,320)	(2,548)	(23)
67,301	**82,693**	**91,087**	**(9)**	**TOTAL**	**152,287**	**149,994**	**(2)**

*Operating profit excluding the intersegment impact of the sales of Szőreg-1 gas field (HUF 64.4 bn) realised in H1 2008, the receivable for subsequent settlement from E.ON in connection with the gas business sale for the period of H1 2008 (HUF 6.4 bn) as well as the one-off gain on the acquisition of TVK shares realised in Q1 and Q2 2007 (HUF 13.9 bn and HUF 0.5 bn, respectively, recorded in Corporate and other segment).

Q1 2008	Q2 2008	Q2 2007 Restated	Ch. %	DEPRECIATION	H1 2007 Restated	H1 2008	Ch. %
7,180	6,601	6,613	-	Exploration and Production	16,430	13,781	(16)
17,697	17,302	16,047	8	Refining and Marketing	31,606	34,999	11
2,117	2,203	1,749	26	Natural Gas	3,400	4,320	27
4,776	5,529	4,902	13	Petrochemicals	9,497	10,305	9
2,553	2,517	2,725	(8)	Corporate and other	5,181	5,070	(2)
34,323	**34,152**	**32,036**	**7**	**TOTAL**	**66,114**	**68,475**	**4**

Q1 2008	Q2 2008	Q2 2007 Restated	Ch. %	EBITDA	H1 2007 Restated	H1 2008	Ch. %
96,375	37,160	30,151	23	Exploration and Production	57,016	133,535	134
57,846	86,259	74,577	16	Refining and Marketing	118,488	144,105	22
13,370	10,799	10,069	7	Natural Gas	24,536	24,169	(1)
7,414	(8,214)	17,090	n.a.	Petrochemicals	34,315	(800)	n.a.
(6,592)	(2,588)	(6,414)	(60)	Corporate and other	1,717	(9,180)	n.a.
(66,789)	(171)	(1,899)	(91)	Intersegment transfers[2]	(3,320)	(66,960)	1,917
101,624	**123,245**	**123,574**	**-**	**TOTAL**	**232,752**	**224,869**	**(3)**

Q1 2008	Q2 2008	Q2 2007 Restated	Ch. %	EBITDA EXCLUDING SPECIAL ITEMS*	H1 2007 Restated	H1 2008	Ch. %
31,056	37,160	30,151	23	Exploration and Production	57,016	68,216	20
57,846	86,259	74,577	16	Refining and Marketing	118,488	144,105	22
13,370	11,706	10,069	16	Natural Gas	24,536	25,076	2
7,414	(8,214)	17,090	n.a.	Petrochemicals	34,315	(800)	n.a.
(6,592)	(8,988)	(6,865)	31	Corporate and other	(12,634)	(15,580)	23
(1,470)	(1,078)	(1,899)	(43)	Intersegment transfers[2]	(3,320)	(2,548)	(23)
101,624	**116,845**	**123,123**	**(5)**	**TOTAL**	**218,401**	**218,469**	**-**

*EBITDA excluding the intersegment impact of the sales of Szőreg-1 gas field (HUF 64.4 bn) realised in H1 2008, the subsequent settlement from E.ON in connection with the gas business sale for the period of H1 2008 (HUF 6.4 bn) as well as the one-off gain on the acquisition of TVK shares realised in Q1 and Q2 2007 (HUF 13.9 bn and HUF 0.5 bn, respectively, recorded in Corporate and other segment).

Q1 2008	Q2 2008	Q2 2007	Ch. %	CAPITAL EXPENDITURES	H1 2007	H1 2008	Ch. %
17,568	13,333	15,946	(16)	Exploration and Production	23,325	30,900	32
10,828	30,273	12,690	139	Refining and Marketing	21,539	41,101	91
21,720	36,860	1,664	2,115	Natural Gas	2,794	58,579	1 997
878	2,487	752	231	Petrochemicals	1,184	3,365	184
912	26,112	1,301	1,907	Corporate and other	51,917	27,024	(48)
51,906	**109,065**	**32,353**	**237**	**TOTAL**	**100,759**	**160,969**	**60**

31/12/2007	TANGIBLE ASSETS	30/06/2007	30/06/2008	Ch. %
144,120	Exploration and Production	133,429	154,041	15
665,982	Refining and Marketing	522,229	667,198	28
100,654	Natural Gas	78,168	152,942	96
186,269	Petrochemicals	188,476	181,913	(3)
76,661	Corporate and other	62,766	78,556	25
1,173,686	**TOTAL**	**985,068**	**1,234,650**	**25**

[1] Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals. In H1 2008 the transfer between Exploration & Production and Natural Gas included the sales of Szőreg-1 gas field with an operating profit of HUF 64.4 bn recognized by Exploration & Production which has been eliminated in consolidation.

APPENDIX VI
KEY IFRS FINANCIAL DATA BY BUSINESS SEGMENT (in USD million)

Q1 2008	Q2 2008	Q2 2007 Restated	Ch. %	NET SALES REVENUES[1]	H1 2007 Restated	H1 2008	Ch. %
541	666	415	60	Exploration and Production	805	1,202	49
4,129	5,340	2,929	82	Refining and Marketing	5,190	9,411	81
224	238	90	164	Natural Gas	196	461	135
799	737	679	9	Petrochemicals	1,257	1,538	22
118	228	118	93	Corporate and other	197	342	74
5,811	**7,209**	**4,231**	**70**	**TOTAL NET SALES REVENUES**	**7,645**	**12,954**	**69**
(1,274)	**(1,405)**	**(940)**	**50**	Less: Inter(segment transfers)	**(1,691)**	**(2,672)**	**58**
(280)	(353)	(201)	76	ow: Exploration and Production	(379)	(630)	66
(650)	(615)	(485)	27	ow: Refining and Marketing	(876)	(1,266)	45
(50)	(54)	-	n.a.	ow: Natural Gas	(1)	(104)	10,300
(183)	(164)	(144)	14	ow: Petrochemicals	(257)	(347)	35
(111)	(219)	(110)	100	ow: Corporate and other	(178)	(325)	82
4,537	**5,804**	**3,291**	**76**	**TOTAL NET EXTERNAL SALES REVENUES**	**5,954**	**10,281**	**73**

Q1 2008	Q2 2008	Q2 2007 Restated	Ch. %	OPERATING PROFIT[1]	H1 2007 Restated	H1 2008	Ch. %
515	193	128	51	Exploration and Production	215	721	235
232	435	318	37	Refining and Marketing	461	657	43
65	54	45	20	Natural Gas *	112	120	7
15	(87)	66	n.a.	Petrochemicals	132	(67)	n.a.
(53)	(32)	(50)	(36)	Corporate and other	(18)	(86)	378
(386)	(1)	(10)	(90)	Intersegment transfers[2]	(18)	(403)	2,139
388	**562**	**497**	**13**	**TOTAL**	**884**	**942**	**7**

*Gas segment operating profit, in addition to subsidiary results, includes segment level consolidation effects and the one-off effects of asset sale.

Q1 2008	Q2 2008	Q2 2007 Restated	Ch. %	OPERATING PROFIT EXCLUDING SPECIAL ITEMS*	H1 2007 Restated	H1 2008	Ch. %
138	193	128	51	Exploration and Production	215	328	53
232	435	318	37	Refining and Marketing	461	657	43
65	60	45	33	Natural Gas	112	125	12
15	(87)	66	n.a.	Petrochemicals	132	(67)	n.a.
(53)	(73)	(52)	40	Corporate and other	(95)	(124)	31
(8)	(7)	(11)	(30)	Intersegment transfers[2]	(17)	(15)	(17)
389	**521**	**494**	**5**	**TOTAL**	**808**	**904**	**12**

*Operating profit excluding the intersegment impact of the sales of Szőreg-1 gas field (USD 388.0 mn) realised in H1 2008, the receivable for subsequent settlement from E.ON in connection with the gas business sale for the period of H1 2008 (USD 38.6 mn) as well as the one-off gain on the acquisition of TVK shares realised in Q1 and Q2 2007 (USD 72.1 mn and USD 2.6 mn, respectively, recorded in Corporate and other segment).

Q1 2008	Q2 2008	Q2 2007 Restated	Ch. %	DEPRECIATION	H1 2007 Restated	H1 2008	Ch. %
41	42	36	17	Exploration and Production	87	83	(5)
102	109	87	25	Refining and Marketing	168	211	26
12	14	9	56	Natural Gas	18	26	44
28	35	27	30	Petrochemicals	50	62	24
15	16	15	7	Corporate and other	27	31	15
198	**216**	**174**	**24**	**TOTAL**	**350**	**413**	**18**

Q1 2008	Q2 2008	Q2 2007 Restated	Ch. %	EBITDA	H1 2007 Restated	H1 2008	Ch. %
556	235	164	43	Exploration and Production	302	804	166
334	544	405	34	Refining and Marketing	629	868	38
77	68	54	26	Natural Gas	130	146	12
43	(52)	93	n.a.	Petrochemicals	182	(5)	n.a.
(38)	(16)	(35)	(54)	Corporate and other	9	(55)	n.a.
(386)	(1)	(10)	(90)	Intersegment transfers[2]	(18)	(403)	2,139
586	**778**	**671**	**16**	**TOTAL**	**1,234**	**1,355**	**10**

Q1 2008	Q2 2008	Q2 2007 Restated	Ch. %	EBITDA EXCLUDING SPECIAL ITEMS*	H1 2007 Restated	H1 2008	Ch. %
179	235	164	43	Exploration and Production	302	411	36
334	544	405	34	Refining and Marketing	629	868	38
77	74	54	37	Natural Gas	130	151	16
43	(52)	93	n.a.	Petrochemicals	182	(5)	n.a.
(38)	(57)	(37)	54	Corporate and other	(68)	(93)	37
(8)	(7)	(10)	(30)	Intersegment transfers[2]	(18)	(15)	(17)
587	**737**	**669**	**10**	**TOTAL**	**1,157**	**1,317**	**14**

*EBITDA excluding the intersegment impact of the sales of Szőreg-1 gas field (USD 388.0 mn) realised in H1 2008, the subsequent settlement from E.ON in connection with the gas business sale for the period of H1 2008 (USD 38.6 mn) as well as the one-off gain on the acquisition of TVK shares realised in Q1 and Q2 2007 (USD 72.1 mn and USD 2.6 mn, respectively, recorded in Corporate and other segment.

Q1 2008	Q2 2008	Q2 2007	Ch. %	CAPITAL EXPENDITURES	H1 2007	H1 2008	Ch. %
101	84	87	(3)	Exploration and Production	124	186	50
63	191	69	177	Refining and Marketing	114	248	118
125	232	9	2,478	Natural Gas	15	353	2,253
5	16	4	300	Petrochemicals	6	20	233
5	165	7	2,257	Corporate and other	275	163	(41)
299	**688**	**176**	**291**	**TOTAL**	**534**	**970**	**82**

31/12/2007	TANGIBLE ASSETS	30/06/2007	30/06/2008	Ch. %
835	Exploration and Production	730	1,028	41
3,859	Refining and Marketing	2,858	4,454	56
583	Natural Gas	428	1,021	139
1,079	Petrochemicals	1,032	1,214	18
444	Corporate and other	344	524	52
6,800	**TOTAL**	**5,392**	**8,241**	**53**

[1] Net external sales revenues and operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. The gas transfer price equals the average import price. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals. In H1 2008 the transfer between Exploration & Production and Natural Gas included the sales of Szőreg-1 gas field with an operating profit of USD 388.0 mn recognized by Exploration & Production which has been eliminated in consolidation.

APPENDIX VII
MAIN EXTERNAL PARAMETERS

Q1 2008	Q2 2008	Q2 2007	Ch. %		H1 2007	H1 2008	Ch. %
96.9	121.2	68.8	76	Brent dated (USD/bbl)	63.2	109.1	73
93.2	117.4	65.3	80	Ural Blend (USD/bbl)*	59.7	105.3	76
839.5	1,051.8	740.7	42	Premium unleaded gasoline 10 ppm (USD/t)**	645.0	945.6	47
903.3	1,191.0	631.1	89	Gas oil – ULSD 10 ppm (USD/t)**	587.3	1,047.2	78
816.9	955.9	636.4	50	Naphtha (USD/t)***	578.5	886.4	53
107.6	133.6	219.7	(39)	Crack spread – premium unleaded (USD/t)**	168.1	120.0	(29)
172.4	272.8	110.5	147	Crack spread – gas oil (USD/t)**	109.6	221.5	102
83.7	37.7	115.8	(67)	Crack spread – naphtha (USD/t)***	101.0	60.8	(40)
1,023	1,038	890	17	Ethylene (EUR/t)	873	1,031	18
416	278	508	(45)	Integrated petrochemical margin (EUR/t)	529	347	(34)
173.2	158.6	184.3	(14)	HUF/USD average	188.5	166.0	(12)
259.3	248.0	252.4	(2)	HUF/EUR average	250.4	253.7	1
22.1	20.1	25.0	(20)	SKK/USD average	25.7	21.1	(18)
3.19	2.79	5.27	(47)	3m USD LIBOR (%)	5.27	2.94	(44)
4.48	4.86	4.07	19	3m EURIBOR (%)	3.94	4.67	19
7.78	8.56	7.81	10	3m BUBOR (%)	7.95	8.17	3

* CIF Med parity
** FOB Rotterdam parity
*** FOB Med parity

Q1 2008	Q2 2008	Ch. %		H1 2007	H1 2008	Ch. %
163.9	149.8	(9)	HUF/USD closing	182.7	149.8	(18)
259.4	237.0	(9)	HUF/EUR closing	245.9	237.0	(4)

APPENDIX VIII
MOL GROUP FILLING STATIONS

MOL Group filling stations	31 Dec 2006	31 Dec 2007	31 March 2008	30 June 2008
Hungary	358	357	355	355
Slovakia	210	209	209	209
Italy	0	183	178	195
Romania	120	122	122	124
Croatia	0	35	37	38
Austria	33	34	34	34
Czech Republic	30	30	30	30
Slovenia	10	10	11	11
Serbia	13	21	22	24
Total MOL Group filling stations	**774**	**1,001**	**998**	**1,020**

APPENDIX IX
EXTRAORDINARY ANNOUNCEMENTS IN H1 2008

Announcement date	
18 January	MOL has signed a Memorandum of Understanding with the Indian ONGC
22 January	MOL continue its capital optimization program
22, 23, 25, 28, 29 30, 31 January	Purchase of treasury shares
23 January	Closing of share purchase transaction between MOL and CEZ
25 January	Change in influence in MOL (CEZ, OTP)
31 January	Number of voting rights at MOL Plc
1, 4, 11, 12, 13, 14 February	Purchase of treasury shares
1 February	MOL's statement on EC merger notification
15 February	MOL published its Exploration and Development Update
29 February	Number of voting rights at MOL Plc
10 March	Change in MOL Treasury shares
10 March	MOL Plc published its strategic co-operation agreement with Oman Oil Company S.A.O.C.
10 March	Change in influence in MOL
12 March	Closing of share purchase transaction between MOL and Oman Oil Company S.A.O.C
14 March	MOL signed option agreements with ING Bank N.V.
14 March	Change in influence in MOL
17, 18, 19, 20, 21, 26, 27, 28 March	Purchase of treasury shares
19 March	New gas and condensate discovery in Pakistan
21 March	Annual General Meeting Announcement
31 March	Number of voting rights at MOL Plc
3 April	Documents for the Annual General Meeting of MOL Plc. to be held on April 23, 2008
3 April	Additional point to the agenda of the Annual General Meeting
7 April	Shareholder's notification
14 April	MOL and ExxonMobil can start exploration program in the entire Makó trough
22 April	MOL states that in its opinion, the RiskMetrics/ISS Proxy Alert publication could mislead investors
23 April	Shareholders notification
24 April	Resolutions on the Annual General Meeting of MOL held on 23 April 2008
24 April	Summary Report of MOL Plc. for the business year 2007
30 April	Number of voting rights at MOL Plc
8 May	MOL signed an agreement with ONGC to acquire 35% interest in an exploration block in India
15 May	MOL's exploration efforts result a new oil discovery in Russia
2 June	Number of voting rights at MOL Plc
2, 6 June	Share sale of MOL manager
13 June	Personnel and organizational changes in MOL Plc.
19 June	Green light to MOL/CEZ joint venture
20 June	New oil and gas discovery in Federovskoye Block in Kazakhstan
23, 24 and 27 June	Capital securities purchase of a MOL manager
1 July	Number of voting rights at MOL Plc
1 July	Dividend announcement of the Board of the Directors of MOL Hungarian Oil and Gas Plc. dividends for the 2007 financial year
1 July	MOL and CEZ entered into share purchase agreement with respect to 100% share capital of I&C Energo a.s.
1 July	FGSZ Ltd. and Transgaz concluded a Joint Development Agreement for the interconnection of Hungarian and Romanian natural gas transmission systems.
1 July	Expected change in treasury shares of MOL
2 July	MOL has signed agreement with Mari Gas Company Ltd on the acquisition of 40% interest in Karak Block in Pakistan and in parallel, farmed out 25% share in its Block 43B in Oman
3 July	OMV has initiated a litigation against MOL
3 July	Dividend per share paid by MOL
4 July	MOL completed acquisition of Ngosso Permit in Cameroon
4 July	Change in influence in MOL
8, 9 July	Share sale of MOL manager
11 July	MOL transaction
14 July	MOL intends to launch a public offer for INA shares
14 July	Change in influence in MOL
14 July	MOL has received OMV's action as well as the order of the Metropolitan Court
17 July	MOL takes legal action against OMV because of false allegations and defamation
21 July	The Joint Venture Company of MOL and CEZ has been established
30 July	MOL is founding a geothermal energy company with international partners
31 July	Number of voting rights at MOL Plc

APPENDIX X

SHAREHOLDER STRUCTURE (%) BASED ON THE SHARE REGISTER

Shareholder groups	31 Dec 2005	31 Dec 2006	30 June 2007	31 Dec 2007	31 March 2008	30 June 2008
Foreign investors (mainly institutional)	58.2	58.6	49.1	31.7	31.7	32.1
OMV Group	10.0	10.0	10.0	20.2	20.2	20.2
Oman Oil Company S.A.O.C.	0.0	0.0	0.0	0.0	8.0	8.0
BNP Paribas S.A.	6.9	8.2	8.3	8.3	7.0	7.0
CEZ a.s.	0.0	0.0	0.0	0.0	7.0	7.0
Magnolia Finance Limited	0.0	5.5	5.5	5.5	5.5	5.5
Bank Austria Creditanstalt AG	0.9	0.4	5.4	0.0	0.0	0.0
OTP Bank Nyrt.	0.6	0.9	8.5	9.2	9.4	9.4
MFB Invest Zrt.	0.0	0.0	0.0	10.0	4.1	4.1
ÁPV Zrt.	11.7	0.0	0.0	0.0	0.0	0.0
Domestic institutional investors	4.0	5.2	4.0	4.6	4.7	4.1
Domestic private investors	2.4	2.5	1.6	2.2	2.2	2.4
MOL Nyrt. (treasury shares)	6.8	10.0	7.6	8.3	0.2	0.2

Please note that in Hungary, the Share Register does not fully reflect the ownership structure, as registration is not mandatory

According to the registration requests to the Share Register and the shareholders notifications, six shareholders had more than 5% voting rights in MOL Plc. on 30 June 2008: OMV Group having 20.3 %, OTP Bank Nyrt. having 9.5%, Oman Oil Company S.A.O.C. having 8.0%, BNP Paribas S.A. having 7.1%, CEZ a.s. having 7.0% and Magnolia Finance Limited having 5.5% voting rights in MOL. Please note that the voting rights are calculated as the number of shares held to total shares less treasury stock. According to the Articles of Association no shareholder or shareholder group may exercise more than 10% of the voting rights.

Shareholder announcements and notifications on influence

24 Jan 2008	CEZ MH B.V. notified the company that according to the financial close of the share purchase agreement between MOL and CEZ, the direct voting rights of CEZ MH B.V. and the indirect voting rights of CEZ a.s. increased to 7.1% (7,677,285 shares)
24 Jan 2008*	OTP Bank Nyrt. notified the company that its influence in MOL decreased to below 10% (10,328,999 shares).
10 March 2008	MOL published that within the framework of the strategic alliance with Oman Oil Company S.A.O.C. MOL sold 8,774,040 MOL shares to Oman Oil Company S.A.O.C.
10 March 2008	MFB Invest Zrt. notified MOL that it transferred back 6,419,729 MOL "A" Series ordinary shares on 10 March 2008, from the 10,933,000 shares formerly lent to MFB Invest Zrt. on 2 July 2007. Upon the settlement of the transaction the voting right of MFB Invest Zrt. decreased to 4.47% based on its 4,513,271 MOL „A" Series Ordinary shares.
10 March 2008	Oman Oil Company S.A.O.C. notified MOL that pursuant to the share purchase agreement with MOL dated 8 March 2008 its subsidiary Oman Oil Budapest Limited, acquired 8,774,040 pieces of MOL "A" Series Ordinary Shares, accordingly the direct voting right of Oman Oil Budapest Limited as shareholder and the indirect voting right of Oman Oil Company S.A.O.C. increased to 8% upon the settlement of the share transfer.
12 March 2008*	OTP Bank Nyrt. announced that its influence in MOL increased to over 10% (10,309,479 shares).
12 March 2008	MOL published that on 12 March MOL transferred 8,774,040 MOL shares to Oman Oil Company S.A.O.C.
14 March 2008*	OTP Bank Nyrt. notified the company that its influence in MOL decreased to below 10% (10,311,079 shares).
23 April 2008	BNP Paribas S.A. notified that it transferred the ownership of all its MOL shares (7,694,725) to BNP Paribas Arbitrage S.N.C
24 April 2008	The AGM held on 23 April 2008 approved the decrease of the share capital with HUF 5.483.775.000 to HUF 104.191.727.578 through withdrawal of 5.483.775 pieces registered ordinary shares of the series "A" with a par value of HUF 1,000 each owned by the Company (treasury shares). The AGM authorized the Board of Directors to complete the tasks in connection with the effectuation of the capital decrease.
4 July 2008	OTP Bank Nyrt. announced that its influence in MOL decreased to under 5%.
14 July 2008	OTP Bank Nyrt. announced that its influence in MOL increased to 9.46%.

* Passive change in influence, it caused the changing of Treasury shares

Treasury share transactions (settled transactions)

Date/Period	Type of transaction	Number	Number of „A" series Treasury shares after the transaction
2008.03.31			**163,100**
2008.04.01	Purchase on BSE	18,000	181,100
2008.06.30			**181,100**
2008.07.03	Call back from OTP Bank Nyrt.	8,757,362	
2008.07.03	Call back from MFB Invest Zrt.	4,513,271	13,451,733
2008.07.11	Lend to OTP Bank Nyrt.	8,757,362	
2008.07.11	Lend to MFB Invest Zrt.	4,513,271	181,100
2008.07.28			**181,100**

Changes in organisation and senior management:

The AGM approved the election of Mr. Zsolt Hernádi, Mr. György Mosonyi, Mr. Ian Paterson and Dr. Gábor Horváth as members of the Board of Directors from February 25, 2009 to February 24, 2014.

The AGM also approved the election of Mr. Mulham Basheer Abdullah Al Jarf to the Board from the day following the closing of the general meeting until 22 April 2013. At the same time Mr. Michel-Marc Delcommune resigned his board membership.

The Strategy and Business Development department of MOL Group has been separated into two departments as of 15 June 2008. The Strategy Development department reports to the Group Chief Executive Officer while the Corporate Business Development Department reports to the Chairman and Chief Executive Officer. At the same time, in line with our strategy and the strategic partnership with CEZ a Gas and Power division has been also established.

Mr. Lajos Alács is responsible for the Gas and Power division from 15 June 2008. Mr Alács has worked as Strategy and Business Development Executive Vice President since 1 July 2006. His new position qualifies as senior executive position according to the Securities Act.

Mr. Ábel Galácz is responsible for the Corporate Business Development department from 15 June 2008. Mr Galácz has worked for MOL since 2000, previously as advisor to the Chairman.

Mr. László Varró is responsible for the Strategy Development department from 15 June 2008. Mr Varró has worked as the chief economist since 2005.

The new organisational structure supports the activity of the divisions through a closer link between the strategy and the businesses thus contributing to the achievement of the strategic targets of the Group.

END